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                 February 23, 2024

       Alex Valdes
       Chief Financial Officer
       T Stamp, Inc.
       3017 Bolling Way NE, Floors 1 and 2
       Atlanta, GA 30305

                                                        Re: T Stamp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed February 16,
2024
                                                            File No. 333-277151

       Dear Alex Valdes:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Andrew Stephenson